Exhibit 99.5

PRESS RELEASE

Integrated Power & Renewables:

TotalEnergies Implements its Strategy of Capital Recycling
with an Acquisition in Germany and a Farm Down in the US

•	TotalEnergies acquires VSB and strengthens its renewables position in Germany
•	TotalEnergies sells 50% of a 2 GW renewable portfolio in United States

Paris, December 4, 2024 – TotalEnergies announces the signing of an agreement with Swiss asset manager Partners Group for the acquisition of VSB Group, a Germany based renewable energy project developer for a consideration of 1,57 B€ (equity value and shareholder loan). On another side in line with its Integrated Power business model, TotalEnergies has signed an agreement with funds managed by Apollo (NYSE: APO) for the sale of 50% of a portfolio of 2 GW solar and battery energy storage systems (BESS) projects located in Texas. This transaction will provide 800 M$ cash to TotalEnergies (550 M$ equity from Apollo and 250 M$ shareholder loan refinancing).

Germany: TotalEnergies acquires VSB and consolidates its Integrated Power business

VSB is a renewable leader in Europe with nearly 30 years of experience. Thanks to its 500 employees, VSB has built a recognized expertise and notable track record in the development of onshore wind power farms across Europe (more than 2 GW of developed capacity). VSB has over 475 MW of renewable capacity in operation or under construction mainly in Germany and France, and a pipeline of 18 GW of wind, solar and battery storage technologies mainly across Germany, Poland and France.

This transaction will strengthen TotalEnergies Integrated Power value chain in Germany, which represents half of VSB’s portfolio. This complements the recent acquisitions of battery storage developer Kyon Energy and energy manager Quadra Energy, as well as TotalEnergies’ major offshore wind positions in northern Germany. In addition, this transaction will reinforce TotalEnergies’ top 3 position in renewable power in France.

The completion of the transaction remains subject to the approval of applicable merger control authorities.

USA: TotalEnergies sells 50% of a 2 GW solar and BESS portfolio

The portfolio consists of three solar projects with a total capacity of 1.7 GW, and two battery storage projects with a capacity of 300 MW. Following this transaction subject to certain conditions precedent, TotalEnergies will retain a 50% stake and remain the operator of the assets, which are Danish Fields, Cottonwood, and Hill Solar I. The electricity production of these projects has either already been sold to third parties or will be commercialized by TotalEnergies.

"In line with our strategy, these transactions will enable us to optimize our capital allocation in renewables and contributes to improve the profitability of our Integrated Power business. We welcome the 500 employees of VSB Group and their leading onshore wind expertise in European markets. Their competences and assets will contribute to the development of our Integrated Power strategy in Europe, and notably in Germany”, said Stéphane Michel, president of Gas, Renewables and Power at TotalEnergies. “Finally, we are looking forward to joining forces with Apollo as a partner in our renewable assets in Texas”, he added.

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TotalEnergies’ Integrated Power business model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve its 12% profitability target for the Integrated Power business, TotalEnergies plans to sell up to 50% of its wholly owned renewable assets once they reach commercial operation date (COD) and are derisked, allowing the company to maximize asset value and manage risks.

By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity had reached over 24 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).